INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

July 19, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Comments to Form N-2, Post-Effective Amendment No. 3
Filed June 6, 2013
File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on July 15, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013, and the proposed amendments to the financial statements of the Company. Attached hereto as Exhibit A is a revised memo from the Company’s audit firm that addresses whether the restatement of the Company’s financial statements is the result of a material weakness in the Company’s internal controls.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 19, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

EXHIBIT A

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Material Weakness Assessment

Issue:

VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the Company) is restating its financial statements as a result of a change in the manner in which it expenses its organization and offering costs in order to comply with the terms of an investment advisory agreement between the Company and its investment adviser. Because the financial statements are being restated, management has performed an assessment of whether this restatement rises to a level of a material weakness. We have reviewed management’s assessment and performed additional analysis outlined below.

Discussion:

Below is an excerpt of management’s analysis:

We believe our internal control over financial reporting (“ICFR”) is effective and does not contain a material weakness. We also recognize that the Securities and Exchange Commission in release 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” states “management should evaluate whether the following situations indicate a deficiency in ICFR exists and, if so, whether it represents a material weakness:

•	Identification of fraud, whether or not material, on the part of senior management;
•	Restatement of previously issued financial statements to reflect the correction of a material misstatement;
•	Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company's ICFR; and
•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.”

We have performed such an evaluation and our thoughts are outlined as follows:

There has been no fraud on the part of senior management, no identification of a material misstatement in the current period, nor ineffective oversight by the audit committee. We acknowledge that we are restating our financial statements so that we limit the expensing of our organizational and offering expenses to 1.5% of gross proceeds raised in order to comply with the terms of an investment advisory agreement between the Company and its investment adviser. Previously, we (i) capitalized all offering costs incurred prior to the commencement of operations and expensed them over twelve months from the commencement of operations, (ii) expensed offering costs incurred after the commencement of operations as incurred, and (iii) expensed organizational costs as incurred. In establishing our original policy for organizational and offering costs management followed its established procedures for internal controls. This included the CFO’s research under authoritative guidance and review of filings of other BDC registrants with comparable investment advisory agreements. The CFO’s research and conclusions were presented to our Executive Management and upon approval presented to both the audit committee and the external auditors. In arriving at the original accounting policy, we examined the investment advisory agreement between us and our manager which provides in relevant part as follows:

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

(b) Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Section 2(a), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation, costs and expenses relating to: expenses deemed to be “organization and offering expenses” of the Company for purposes of Conduct Rule 2310(a)(12) of the Financial Industry Regulatory Authority (for purposes of this Agreement, such expenses, exclusive of commissions, the dealer manager fee and any discounts, are hereinafter referred to as “Organization and Offering Expenses”); corporate and organizational expenses relating to offerings of shares of the Company’s common stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation firms; the cost of effecting sales and repurchases of shares of the Company’s shares of common stock and other securities; fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Company’s reporting and compliance obligations under the1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002; fees and expenses associated with accounting, independent audits and outside legal costs; and all other expenses incurred by the Company’s Adviser, any Sub-Adviser or the Company in connection with administering the Company’s business, including expenses incurred by the Company’s administrator in performing administrative services for the Company, and the reimbursement of the compensation of the Company’s administrator.

Notwithstanding the foregoing, the Company shall not be liable for Organization and Offering Expenses to the extent that Organization and Offering Expenses, together with all prior Organization and Offering Expenses, exceed 1.5% of the aggregate gross proceeds from the offering of the Company’s securities (the “Reimburseable O&O Expenses”).

We also examined the relevant accounting guidance published by the Financial Accounting Standards Board, and found a series of rules that appeared to directly address the treatment of offering costs incurred by closed end funds with a continuous offering period, such rules being ASC 946-20, 25 and 26 and 35-5. We determined that such rules were applicable to us since we are also a closed end fund engaged in a continuous offering, and accordingly applied them to account for offering expenses.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

BPM analysis:

BPM notes that a material weakness is defined as a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency, on the other hand, is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

As noted above, management does not believe the error in its treatment of O&O constitutes a material weakness.

We note that the Company followed its established internal control process in arriving at the original accounting treatment. This included the CFO and Executive Management’s review of its agreements, the CFO’s research under U.S. GAAP, and a search of the treatment of other public company BDC’s. We also note that there is wide discrepancy in practice in how the various BDC’s that have similar investment advisory agreements account for organization and offering expenses. In that regard, we note the following specific examples:

Cion Investment Corp.: Cion is a BDC that also has an investment advisory agreement that provides that it is responsible for organization and offering expenses to the extent of 1.5% of gross offering proceeds, with its advisor being responsible for the remainder. Cion capitalized its pre-commencement offering expenses (approx. $1 million); the offsetting entry was the purchase of an equal amount of stock by the advisor.1 Cion is amortizing the deferred offering costs over twelve months to paid in capital. The unamortized portion is reflected on the balance sheet as “deferred offering costs.” We note that, prior to the restatement, the Company also capitalized offering costs and amortized the amount over twelve months, although it amortized the deferred offering costs to expense rather than paid in capital. With respect to organization and post-commencement offering expenses, Cion states that its policy is to expense such costs when they are submitted for reimbursement by the advisor, but the advisor has voluntarily limited the expense amount by not submitting for payment invoices of organization and offering costs. Cion’s notes to financial statements disclose the amount of organization and offering expenses the advisor has not submitted for payment.

______________________________

1 In May 2013, Cion decided to revise its accounting for this transaction by paying $1 million for the stock, which it had previously paid for with the expense reimbursement payable. See subsequent events note to March 2013 financial statements. However, the change was only discussed narratively in a subsequent events note, and it’s not clear from the discussion how that change in accounting will affect treatment of organization and offering expenses until it releases financial statements for subsequent periods.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

HMS Income Fund: HMS also has an investment advisory agreement that provides that it is responsible for organization and offering expenses to the extent of 1.5% of gross offering proceeds, with its advisor being responsible for the remainder. Just as Cion did, and as the company did prior to the restatement, HMS capitalized all pre-commencement offering costs as deferred offering costs. The offsetting entry was to record a “due to related party” in an equal amount, which is just like the Company did prior to the restatement, but unlike how Cion did it (it booked the amount to the purchase of stock). Unlike Cion, HMS amortizes the deferred offering costs at the rate of 1.5% of offering proceeds. Unlike Cion or the Company, which expense post-commencement offering costs, HMS capitalizes all offering costs incurred after the commencement of operations as deferred offering costs, and records an equal amount to “due to related party.”

Franklin Square (FS): FS is the largest manager of BDC’s with three: FS Investment, FS Investment II, and FS Energy and Power Fund. All three of FS’s BDC’s have an investment advisory agreement that provides that the fund is responsible for organization and offering expenses to the extent of 1.5% of gross offering proceeds, with its advisor being responsible for the remainder. In all three funds, FS appears to treat organization and offering costs incurred by the advisor as a contribution to paid in capital by the advisor in the period in which the advisor incurs the expenses. FS then charges paid in capital as the organization and offering costs are reimbursed to the advisor. Under FS’s treatment, organization and offering costs never flow through the income statement.

In evaluating the Company’s decision to follow the guidance of ASC 946-20, 25 and 26 and 35-5, we note the following factors:

•	The FASB Rules relied upon by the Company do not, on their face, contain any exception for side agreements under which affiliates agree to bear some of the offering costs; thus, someone researching the accounting treatment of offering expenses incurred by closed end funds engaged in continuous offerings could, in our judgment, easily conclude in good faith that the rules cited above set forth the proper treatment in all instances.

•	Many other BDC’s with continuous offering periods and with substantially the same advisory agreements have not interpreted the FASB rules to require accounting for offering expenses in the manner suggested by the SEC and adopted in the restatement. Many have instead chosen to account for offering expenses in manners that were similar, but not exactly the same in all respects, to the method utilized by the Company prior to its restatement.

•	It appears that the BDC’s described above have been audited by reputable firms,[2] and that registration statements containing financial statements embodying those differing interpretations have been reviewed once or more by the SEC.

•	None of the BDC’s cited above report any material weaknesses in internal controls, even though they have investment advisory agreements that contain substantially similar clauses limiting the BDC’s liability for organization and offering expenses to 1.5% of gross offering proceeds, and even though none of them account for organization and offering expenses in the manner suggested by the SEC and adopted in the restatement.

 ___________________________

2 Cion is audited by Ernst & Young; HMS is audited by Grant Thornton; and FS Investment is audited by McGladrey.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

July 19, 2013

•	The Company’s original treatment, when viewed from a spectrum of conservative to aggressive, was more conservative than the treatment adopted by competing companies, in that it resulted in higher operating expenses than any alternative method of accounting for offering expenses. Notably, the Company chose to expense its offering costs, instead of charging offering costs to paid in capital as many similar BDC’s do, which obviously makes a substantial difference in net investment income reported to investors.

We believe the above factors indicate that the Company’s decision to treat organization and offering expenses in the manner that it previously did was done after following proper internal controls over financial reporting and is not reflective of a weakness in internal controls. We note that our review of this situation indicates that the Company, in fact, has the proper processes in place for such matters, namely review of contracts by the CFO and Executive Management, research under U.S. GAAP and an analysis of how the same issue is handled by other industry participants.

We believe that the restatement has its origins not in any failure or weakness in internal controls, but in the fact that it involved an accounting issue that is currently vague or ambiguous under existing FASB rules with respect to the Company’s specific fact pattern, which is evidenced by the fact that it has resulted in a variety of different interpretations by many other industry participants and their professionals. We have also taken into account that the differing interpretations by other industry participants have been made by reputable, well-regarded firms with experience in investment fund accounting, and that the financial statements containing those interpretations have been reviewed one or more times by the SEC staff in connection with reviews of the other parties’ registration statements. Given the overall context in which the restatement is being made, we believe that any error in the Company’s interpretation of its contract and the related accounting policy was a one-time occurrence and not the result of a systematic problem in its internal control over financial reporting.

Conclusion:

Based on the discussion above and the fact that a “restatement” is occurring, it is clear that a deficiency exists. However, given the one-time nature of this issue and restatement, the fact that the company followed an established and acceptable internal control process, and the fact that we agree with management that there is not a reasonable possibility that future errors will not be prevented, or detected and corrected on a timely basis, we agree that this deficiency does not rise to the level of a material misstatement.

We will be communicating this deficiency as a significant deficiency in our communication with the audit committee.